Exhibit 23.2

                         Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the incorporation by reference of our audit report on the financial statements of Lavalife Inc. at September 30, 2003 and 2002, and for each of the years in the two-year period ended September 30, 2003 dated November 12, 2003 (except as to notes 21 and 22, which are as of March 19, 2004) in the Registration Statement on Post-Effective Amendment No.3 to Form S-3 of MemberWorks Incorporated ("MWI") dated November 12, 2004 and the related prospectus of MWI for the registration of US$90 million MemberWorks Incorporated, 5.50% Convertible Senior Subordinated Notes due 2010 and Common Stock issuable upon conversion of the Notes.


Toronto, Canada                                            /s/ Ernst & Young LLP
November 12, 2004                                          Chartered Accountants


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